AURORA CANNABIS INC.

Management’s Discussion & Analysis

For the three months ended June 30, 2026 and 2025
(in Canadian Dollars)

1 | AURORA CANNABIS INC.	Q1 2027 MD&A

Management’s Discussion & Analysis

2 | AURORA CANNABIS INC.	Q1 2027 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2026

This Management’s Discussion and Analysis (“MD&A”) of Aurora Cannabis Inc. (“Aurora”, the “Company”, “us”, “we”, or “our”) as at and for the three months ended June 30, 2026 should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended March 31, 2026 (the “2026 Annual Financial Statements”), the interim condensed consolidated financial statements for the three months ended June 30, 2026 (“Interim Condensed Financial Statements”) , and the MD&A as at and for the year ended March 31, 2026 (the “2026 Annual MD&A”). This MD&A has been prepared as of August 4, 2026 pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Unless otherwise noted, all financial information is prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non- GAAP Performance Measures” included within this MD&A.

Additional information about Aurora, including the Interim Condensed Financial Statements as at and for the three months ended June 30, 2026, the 2026 Annual Financial Statements, the Annual MD&A and Aurora’s annual information form (“AIF”) as at and for the year ended March 31, 2026 are available in Canada on SEDAR+ at www.sedarplus.ca and in the U.S. on EDGAR at www.sec.gov and Aurora’s website at www.auroramj.com.

Business Overview

Aurora’s principal strategic business lines are focused on the production, distribution and sale of medical cannabis products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions specified below:

•Production, distribution and sale of medical cannabis products and, on a very limited basis, consumer cannabis products in Canada, pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia and New Zealand.

The Company’s head office and principal address is 2207 90B St. SW, Edmonton, Alberta, Canada, T6X 0J9. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

Key Developments

Investing Activities

On April 14, 2026 (“the acquisition date”), the Company acquired 100% of the shares of Safari Flower Company (“Safari”). The purchase consideration comprises cash consideration of $15.0 million, subject to customary post-closing adjustments, and the issuance of 2,417,180 Common Shares with a fair value on the acquisition date of $11.6 million. Included in the cash consideration is $2.0 million that is contingent upon satisfying EU Good Manufacturing Practice ("EU-GMP") certification conditions, or is otherwise repayable to the Company. The acquisition of Safari provides the Company with incremental EU-GMP certified cultivation and manufacturing capacity that is closely aligned with its existing operations. The additional capacity will be used to supply EU-GMP certified flower to the Company’s key international markets, including Germany, Australia, Poland, and the United Kingdom (“UK”), and support further market expansion.

Cash consideration paid of $15.0 million is subject to a customary post-closing working capital adjustment, which was provisionally determined to be a reduction of $0.7 million and recognized in accounts receivable in the interim condensed consolidated statements of financial position as at June 30, 2026.

In respect of the $2.0 million contingent cash consideration, the fair value of the contingent consideration was determined to be $0.7 million based on the Company’s expectation, as at the acquisition date, of the satisfaction of conditions under the agreement. The Company will revalue the contingent consideration at each reporting date, with any changes recognized in the consolidated statements of loss and comprehensive loss. As at June 30, 2026, the fair value of the contingent consideration remains at $0.7 million.

On July 23, 2026, the Company announced that Safari received its EU-GMP certification for its Ontario facility, which is granted for a three-year term.

The Company plans to invest approximately $3.5 million over the next three years in growth capital expenditures at the Safari facility to improve operational efficiencies and maximize cultivation output.

3 | AURORA CANNABIS INC.	Q1 2027 MD&A

Subsequent to June 30, 2026, the Board of Directors approved the wind-up of the Company's segregated cell program associated with its self-insurance policy. Upon completion of the wind-up, approximately $46.4 million of restricted cash held within the segregated cell will become unrestricted and reclassified to cash and cash equivalents. The wind-up is expected to be completed by the third quarter of fiscal 2027.

Fiscal Full Year 2027 Outlook

Our reiterated outlook now capitalizes on the strategic decisions taken to exit our low margin Canadian consumer and plant propagation businesses, which will allow the Company to reallocate resources to focus exclusively on global medical cannabis. We believe this is our highest return and growth opportunity to create shareholder value.

Over the next few quarters, we are purposely investing in our international business through strategic sales initiatives and EU-GMP capacity expansion to support growth in our most profitable markets. This includes our new wholly owned subsidiary, Safari Flower Company, a trusted cultivator and manufacturer of high-quality medical cannabis, which provides incremental capacity to support further revenue growth in our key high margin international markets.

These investments support our goal of driving the business to new records for revenue and adjusted earnings before interest, taxes, depreciation, and amortization (“adjusted EBITDA”) and generate sustained returns for our shareholders in the long term.

In the fiscal second quarter, we expect revenue and adjusted EBITDA to be sequentially higher than in the fiscal first quarter.

Consolidated Financial Results

On February 17, 2026, the Company disposed of its 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. The financial results of Bevo were classified as discontinued operations and presented separately from the Company’s continuing operations. Bevo formerly comprised the Company’s plant propagation operating segment. Certain prior period financial information on the interim condensed consolidated statements of loss and comprehensive loss and the interim condensed consolidated statements of cash flows have been updated to present Bevo as discontinued operations, and Bevo has therefore been excluded from both continuing operations and discussions for all periods presented in this MD&A.

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025
Financial Results
Net revenue (1)	67,554	74,076
Medical cannabis net revenue(2)	64,036	64,768

Gross profit	35,622	33,528
Gross profit before fair value (“FV”) adjustments (1)	29,192	38,849
Gross margin (3)	53%	45%
Gross margin before FV adjustments (3)	43%	52%
Adjusted gross margin before FV adjustments on total net revenue (4)	58%	64%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (4)	61%	69%

Operating expenses	44,353	45,470
General and administration	24,602	26,872
Sales and marketing	15,591	14,455
Adjusted selling, general & administration expense (“adjusted SG&A”)(4)	35,084	36,095
Other income	5,101	1,685

Net loss from continuing operations	(4,033)	(10,186)
Net loss from discontinued operations, net of taxes	—	(9,679)
Net loss	(4,033)	(19,865)
Adjusted EBITDA (4)	3,443	10,815
Adjusted net income (4)	3,811	6,598

Net cash provided by (used in) operating activities from continuing operations	(4,446)	7,679
Free cash flow (4)	(5,793)	6,772

(1)As presented in the interim condensed consolidated statements of loss and comprehensive loss.
(2)See “Net Revenue” section in this MD&A.
(3)Gross margin and Gross margin before FV adjustments, respectively, are calculated as gross profit and gross profit before FV adjustments, respectively, divided by net revenue.
(4)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measure.

4 | AURORA CANNABIS INC.	Q1 2027 MD&A

($ thousands)	As at
	June 30, 2026	March 31, 2026
Balance Sheet
Current assets	393,449	397,453
Current liabilities	73,429	66,930

Net Revenue

The table below outlines the net revenue attributed to medical, consumer and wholesale bulk cannabis sales channels:

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025
Medical cannabis net revenue:
Canadian medical cannabis net revenue	20,699	27,674
International medical cannabis net revenue	43,337	37,094
Total medical cannabis net revenue	64,036	64,768
Consumer cannabis net revenue	2,060	7,875
Wholesale bulk cannabis net revenue	1,458	1,433
Total net revenue(1)	67,554	74,076
(1)As presented in the interim condensed consolidated statements of loss and comprehensive loss.

Medical Cannabis Net Revenue
Total medical cannabis net revenue in the three months ended June 30, 2026 was comparable to the three months ended June 30, 2025.

Canadian medical cannabis net revenue was $20.7 million during the three months ended June 30, 2026 compared to $27.7 million for the three months ended June 30, 2025. The decrease of $7.0 million is primarily due to changes to the federal reimbursement program, effective April 1, 2026, which decreased reimbursement rates by approximately 30%.

International medical cannabis net revenue was $43.3 million during the three months ended June 30, 2026 compared to $37.1 million for the three months ended June 30, 2025. The increase of $6.2 million is mainly due to higher sales in Germany, mainly driven by increased patient demand.

Consumer Cannabis Net Revenue

During the three months ended June 30, 2026, consumer cannabis net revenue decreased to $2.1 million compared to $7.9 million for the three months ended June 30, 2025. The decrease is a result of the Company’s strategic shift to focus on Canadian and international medical cannabis and the wind down of its consumer cannabis business.

Gross Margin

	Three months ended
($ thousands)	June 30, 2026	June 30, 2025
Revenue	70,757	80,508
Excise taxes	(3,203)	(6,432)
Net revenue (1)	67,554	74,076
Cost of sales	(38,362)	(35,227)
Gross profit before FV adjustments (1)	29,192	38,849
Gross margin before FV adjustments (2)	43%	52%
Loss on changes in fair value of inventory and biological assets sold	(32,272)	(31,437)
Gain on changes in fair value of biological assets	38,702	26,116
Gross profit	35,622	33,528
Gross margin(2)	53%	45%
(1)As presented in the interim condensed consolidated statements of loss and comprehensive loss.
(2)Gross margin and gross margin before FV adjustments, respectively, are calculated as gross profit and gross profit before FV adjustments, respectively, divided by net revenue.

5 | AURORA CANNABIS INC.	Q1 2027 MD&A

Gross margin before fair value adjustments was 43% for the three months ended June 30, 2026 compared to 52% for the three months ended June 30, 2025. The decrease is due to a decrease in revenue resulting from changes to the federal reimbursement program, effective April 1, 2026, which decreased reimbursement rates by approximately 30%.

During the three months ended June 30, 2026, the Company recognized $13.9 million in inventory provisions and net realizable value adjustments (three months ended June 30, 2025 – $12.9 million) consisting of cost of sales of $7.8 million (three months ended June 30, 2025 – $5.9 million) and changes in fair value of inventory sold of $6.1 million (three months ended June 30, 2025 – $7.0 million). As at June 30, 2026, the inventory provision was $24.3 million compared to $27.3 million as at March 31, 2026. The $3.0 million decrease was primarily attributable to the sale of inventory that was previously provided for in connection with the wind-down of the Company’s consumer cannabis business.

Gain on changes in fair value of biological assets was $38.7 million for the three months ended June 30, 2026 compared to $26.1 million for the three months ended June 30, 2025. The increase of $12.6 million reflects higher cannabis propagation yields and improved cultivation performance. The increase demonstrates the value in capital improvements within the cultivation process and supports future inventory supply.

Adjusted Gross Margin(4)

The table below outlines adjusted gross profit and margin before fair value adjustments for the following periods:

($ thousands)	Medical cannabis	Consumer cannabis	Wholesale bulk cannabis	Total
Three months ended June 30, 2026
Revenue	66,989	2,310	1,458	70,757
Excise taxes	(2,953)	(250)	—	(3,203)
Net revenue (1)	64,036	2,060	1,458	67,554
Cost of sales	(31,638)	(1,841)	(4,883)	(38,362)
Gross profit before FV adjustments (1)	32,398	219	(3,425)	29,192
Gross margin before FV adjustments (2)	51%	11%	(235%)	43%
Depreciation	2,188	146	156	2,490
Inventory impairment included in cost of sales(3)	4,771	48	2,967	7,786
Adjusted gross profit before FV adjustments (4)	39,357	413	(302)	39,468
Adjusted gross margin before FV adjustments (4)	61%	20%	(21%)	58%

Three months ended June 30, 2025
Revenue	67,778	11,297	1,433	80,508
Excise taxes	(3,010)	(3,422)	—	(6,432)
Net revenue(1)	64,768	7,875	1,433	74,076
Cost of sales	(25,932)	(7,949)	(1,346)	(35,227)
Gross profit before fair value FV adjustments (1)	38,836	(74)	87	38,849
Gross margin before FV adjustments (2)	60%	(1%)	6%	52%
Depreciation	2,136	562	95	2,793
Inventory impairment included in cost of sales(3)	3,658	2,086	353	6,097
Adjusted gross profit before fair value FV adjustments (4)	44,630	2,574	535	47,739
Adjusted gross margin before FV adjustments (4)	69%	33%	37%	64%
(1)As presented in the interim condensed consolidated statements of loss and comprehensive loss.
(2)Gross margin before fair value adjustments is calculated as gross profit before fair value adjustments divided by net revenue.
(3)Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments and inventory destruction.
(4)These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measure.

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue was 61% for the three months ended June 30, 2026 compared to 69% for the three months ended June 30, 2025. The decrease is from changes to the federal reimbursement program effective April 1, 2026, which decreased reimbursement rates by approximately 30%.

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue was 20% for the three months ended June 30, 2026, compared to 33% for the three months ended June 30, 2025. During the three months ended June 30, 2026, the Company sold products at lower prices to reduce inventory impairments related to the wind down of the consumer channel.

6 | AURORA CANNABIS INC.	Q1 2027 MD&A

Operating Expenses

	Three months ended
($ thousands)	June 30, 2026	June 30, 2025
General and administration	24,602	26,872
Sales and marketing	15,591	14,455
Business development costs	1,589	361
Research and development	941	829
Depreciation and amortization	937	767
Share-based compensation	693	2,186
Total operating expenses	44,353	45,470

General and administration (“G&A”)

G&A expenses decreased by $2.3 million for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The decrease was due to the reversal of a loss allowance related to a trade receivable.

Sales and marketing (“S&M”)

S&M expenses increased by $1.1 million for the three months ended June 30, 2026, primarily due to an increase in shipping and freight costs.

Research and development (“R&D”)

The Company’s investment in R&D and product innovation is partly opportunistic and the approach to R&D spend is targeted and gated. As such, these costs will vary quarter-over-quarter and year-over-year.

Business development costs

Business development costs increased by $1.2 million for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The increase was primarily attributable to transaction costs incurred in connection with the acquisition of Safari.

Depreciation and amortization

Depreciation and amortization for the three months ended June 30, 2026 was comparable to the three months ended June 30, 2025.

Share-based compensation

Share-based compensation expense decreased by $1.5 million for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The fluctuations experienced over the comparative period largely relate to cash settled share-based compensation, which is remeasured each period based on the Company’s share price. The decrease relates to the decline in the Company’s share price.

Adjusted Selling, General & Administration(2)

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended
($ thousands)	June 30, 2026	June 30, 2025
General and administration	24,602	26,872
Sales and marketing	15,591	14,455
Business transformation costs (1)	(5,109)	(5,232)
Adjusted SG&A (2)	35,084	36,095
(1)Business transformation related charges include costs related to restructuring, certain IT project costs, sublease income, severance and retention costs in connection with the consumer channel exit, and legal provisions.
(2)Adjusted SG&A is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measure.

Adjusted SG&A for the three months ended June 30, 2026 was comparable to the three months ended June 30, 2025.

7 | AURORA CANNABIS INC.	Q1 2027 MD&A

Other Income

	Three months ended
($ thousands)	June 30, 2026	June 30, 2025
Interest and other income	1,241	1,823
Finance and other costs	(464)	(486)
Foreign exchange gain (loss)	2,881	(86)
Other gains (losses)	1,443	434
Other income	5,101	1,685

During the three months ended June 30, 2026, other income was $5.1 million compared to $1.7 million for the three months ended June 30, 2025. The increase of $3.4 million reflects foreign exchange gains recognized during the three months ended June 30, 2026, resulting from the appreciation of the Euro and Australian dollar relative to the Canadian dollar. This was partially offset by lower interest income due to reduced cash balances and short-term investments.

Net Loss

Net loss from continuing operations for the three months ended June 30, 2026 was $4.0 million compared to a net loss of $10.2 million for the three months ended June 30, 2025. The decrease in net loss of $6.2 million is mainly due to an increase in gross profit of $2.1 million, a decrease in operating expenses of $1.1 million and an increase in other income of $3.4 million. The increase in gross profit includes an increase in gain on changes in fair value of biological assets of $12.6 million, partially offset by a decrease in net revenue of $6.5 million.

Adjusted EBITDA(2)

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025 (3)
Net loss from continuing operations	(4,033)	(10,186)
Income tax expense (recovery)	403	(71)
Other income	(5,101)	(1,685)
Share-based compensation	693	2,186
Depreciation and amortization	3,427	3,560
Business development costs	1,589	361
Inventory and biological assets fair value and impairment adjustments	1,356	11,418
Business transformation costs (1)	5,109	5,232
Adjusted EBITDA (2)	3,443	10,815
(1)Business transformation related charges include costs related to restructuring, certain IT project costs, sublease income, severance and retention costs in connection with the consumer channel exit, and legal provisions.
(2)Adjusted EBITDA is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measure.
(3)Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted EBITDA was $3.4 million for the three months ended June 30, 2026 compared to $10.8 million for the three months ended June 30, 2025. The decrease of $7.4 million is primarily due to a decrease of $8.3 million in adjusted gross profit before fair value adjustments partially offset by a decrease in adjusted SG&A of $1.0 million.

8 | AURORA CANNABIS INC.	Q1 2027 MD&A

Adjusted Net Income(2)

The following is the Company’s adjusted net income:

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025
Net loss from continuing operations	(4,033)	(10,186)
Inventory and biological assets fair value and impairment adjustments	1,356	11,418
Business development costs	1,589	361
Business transformation costs (1)	4,899	5,005
Adjusted net income (2)	3,811	6,598
(1)Business transformation related charges include costs related to restructuring costs, certain IT project costs, severance and retention costs in connection with the consumer channel exit, and legal provisions.
(2)Adjusted net income is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measure.

Adjusted net income was $3.8 million for the three months ended June 30, 2026 compared to adjusted net income of $6.6 million for the three months ended June 30, 2025. The decrease of $2.8 million is primarily due to a decrease in adjusted gross profit before fair value adjustments of $8.3 million, partially offset by a decrease in adjusted SG&A of $1.0 million and an increase in other income of $3.4 million.

Liquidity and Capital Resources

($ thousands)	June 30, 2026	March 31, 2026
Cash and cash equivalents	69,307	64,690
Restricted cash	49,086	47,791
Short-term investments	30,722	52,213
Working capital (1)	320,020	330,523
Total assets	620,877	601,087
Total non-current liabilities	20,317	22,325

Capitalization
Lease liabilities	22,684	23,859
Total debt	22,684	23,859
Total equity	527,131	511,832
Total capitalization	549,815	535,691
(1)Working capital is defined as current assets less current liabilities as stated on the Company’s interim condensed consolidated statements of financial position.

During the three months ended June 30, 2026, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, working capital and cash on hand, including short-term investments. For more information on key cash flows related to operations, investing and financing activities during this period, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they become due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. The Company’s ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. The primary short-term liquidity needs are to fund net operating losses and capital expenditures to maintain existing facilities and lease payments. The medium-term liquidity needs primarily relate to lease payments and the long-term liquidity needs primarily relate to potential strategic plans.

While the Company has experienced, and may continue to experience, periods of negative cash flow and net losses, management has actioned several initiatives to improve cash generation, including focusing on growth in high-margin global medical cannabis markets and exit from the Canadian consumer market to prioritize resources. In addition, the Company has invested in operational upgrades at its facility in Leuna, Germany and the acquisition of Safari to add incremental EU-GMP flower to support profitable growth. In the meantime, the Company has sufficient liquidity supporting its going concern assumption.

As at June 30, 2026, the Company has access to the following capital resources available to fund operations and obligations:

•$69.3 million in cash and cash equivalents and $30.7 million in short-term investments.
•The Company's cross-border shelf prospectus filed on February 14, 2025 (the “2025 Shelf Prospectus”), which, together with a corresponding registration statement filed with the SEC, qualifies the issuance of up to U.S. $250 million of Common Shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period, ending March 2027, that it remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2025 Shelf Prospectus.
•On February 4, 2026, the Company filed a prospectus supplement establishing the at-the-market (“ATM Program”) which allows the Company to issue and sell up to U.S. $100 million of Common Shares from treasury to the public, from time to time, at the

9 | AURORA CANNABIS INC.	Q1 2027 MD&A

Company's discretion, through ATM Program distributions, as defined in National Instrument 44-102, through Nasdaq or other marketplaces in the United States at the prevailing market price at the time of sale. The Company intends to use proceeds raised under the ATM Program for strategic and accretive purposes only, including for increased cultivation capacity and potential M&A. As at June 30, 2026, the Company has approximately U.S. $87.1 million of Common Shares that can be sold under the ATM Program.

Based on the aforementioned factors, the Company believes that its current liquidity position and access to the 2025 Shelf Prospectus and the ATM Program are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future.

Subsequent to June 30, 2026, the Board of Directors approved the wind-up of the Company's segregated cell program related to its self-insurance policy. Upon completion of the wind-up, approximately $46.4 million of restricted cash held within the segregated cell will become unrestricted and be reclassified to cash and cash equivalents. The wind-up is expected to be completed by the third quarter of fiscal 2027.

Cash Flow Highlights

The table below summarizes the Company’s cash flows:

	Three months ended
	June 30, 2026	June 30, 2025
Net cash provided by (used in) operating activities from continuing operations	(4,446)	7,679
Net cash provided by (used in) investing activities from continuing operations	1,239	(4,875)
Net cash provided by (used in) financing activities from continuing operations	5,375	(1,162)
Cash provided by discontinued operations	—	123
Effect of foreign exchange	2,449	474
Increase in cash and cash equivalents	4,617	2,239

Net cash used in operating activities from continuing operations for the three months ended June 30, 2026 was $4.4 million compared to net cash provided by operating activities from continuing operations of $7.7 million for the three months ended June 30, 2025. The primary driver of the change was a decrease in gross profit before FV adjustments of $9.7 million.

Net cash provided by investing activities from continuing operations for the three months ended June 30, 2026 was $1.2 million compared to net cash used in investing activities from continuing operations of $4.9 million for the three months ended June 30, 2025. The increase was primarily driven by proceeds of $21.5 million from the sale of short-term investments, partially offset by cash consideration, net of cash acquired, of $14.8 million in connection with the acquisition of Safari. Capital expenditures of $5.4 million for the three months ended June 30, 2026 related to facility upgrades at the Company's Leuna, Germany facility and the Alpine facility in Pemberton, British Columbia, where improvements are underway to enhance cultivation capabilities and increase production capacity.

Net cash provided by financing activities from continuing operations for the three months ended June 30, 2026 was $5.4 million compared to net cash used in financing activities from continuing operations of $1.2 million for the three months ended June 30, 2025. The increase was primarily attributable to proceeds of $6.8 million from the issuance of Common Shares under the Company's ATM Program during the three months ended June 30, 2026.

Free Cash Flow(2)

The table below outlines free cash flow for the periods ended:

	Three months ended
($ thousands)	June 30, 2026	June 30, 2025
Net cash provided by (used in) operating activities from continuing operations	(4,446)	7,679
Less: maintenance capital expenditures(1)	(1,347)	(907)
Free cash flow(2)	(5,793)	6,772
(1)Maintenance capital expenditures includes the costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)Free cash flow is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A, including information on reconciliation to the most directly comparable IFRS measure.

Free cash flow was an outflow of $5.8 million for the three months ended June 30, 2026 compared to an inflow of $6.8 million for the three months ended June 30, 2025. The decrease in free cash flow of $12.6 million is primarily due to a decrease in gross profit before fair value adjustments of $9.7 million.
Contractual Obligations, Commitments, Contingencies and Off-Balance Sheet Arrangements

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company is also subject to litigation and similar claims in the ordinary course of our business. A discussion of these items is included in the “Liquidity and Capital Resources” section of the Annual MD&A for the year ended March 31, 2026.

10 | AURORA CANNABIS INC.	Q1 2027 MD&A

As at June 30, 2026, the Company has recognized total legal provisions of $0.8 million (March 31, 2026 – $0.8 million) on the Company’s interim condensed consolidated statements of financial position.

As of the date of this MD&A, the Company has $0.5 million in letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.
Accounting Policies and Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The Company’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Judgments in Note 2 of the 2026 Annual Financial Statements.

Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the Company’s financial condition, changes in financial condition or financial performance. The estimates and underlying assumptions are reviewed on an ongoing basis. There were no changes in the Company’s critical accounting estimates policies during the three months ended June 30, 2026. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the 2026 Annual Financial Statements.
Adoption of New Accounting Pronouncements

On April 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, relating to the classification and measurement requirements of financial instruments recognized within those standards, were adopted April 1, 2026. These amendments include, among others:

•Clarify that a financial liability is to be derecognized on the 'settlement date' and introduces an accounting policy to derecognize financial liabilities settled through an electronic payment system before settlement date if certain conditions are met; and
•Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

The Company uses the settlement date to derecognize financial liabilities for electronic payments. The other amendments did not have an impact upon adoption.
New Accounting Pronouncements Not Yet Adopted
IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. The Company intends to adopt IFRS 18 upon its mandatory effective date and is currently assessing the impact of the Standard on its consolidated financial statements. The Company expects that its consolidated statements of income and comprehensive income will require further disaggregation, including the addition of new subtotals not currently presented and the potential for additional categories of operating expenses requiring disclosure on the face of the consolidated statements of income and comprehensive income. The Company also expects its consolidated statements of cash flows will be impacted by the application of IFRS 18, since it applies the indirect method for presenting its consolidated statements of cash flows, whereby net income will no longer be the starting point, which is expected to be replaced by operating profit. Further, management will be required to disclose in the notes to the consolidated financial statements certain performance measures currently disclosed and reconciled in management’s discussion and analysis.

Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes. Refer to Note 21 and Note 22 in the 2026 Annual Financial statements for additional information on the Company’s financial instruments and related fair value estimates and disclosures.

11 | AURORA CANNABIS INC.	Q1 2027 MD&A

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at August 4, 2026:

Securities (1)	Units outstanding
Issued and outstanding Common Shares	64,861,819
Stock options	2,335,919
Restricted share units	1,597,396
Deferred share units	28,555
Performance share units	541,089
(1)Refer to Note 12 “Share Capital” in the 2026 Annual Financial Statements for a detailed description of these securities.

Summary of Quarterly Results

($ thousands, except earnings per share and operational results)	June 30, 2026	March 31, 2026	December 31, 2025(1)	September 30, 2025(1)
Financial Results
Revenue	70,757	89,308	87,875	84,734
Net revenue (2)	67,554	84,816	82,893	78,810
Net (loss) income from continuing operations attributable to common shareholders	(4,033)	(27,566)	6,317	(27,181)
Net loss from discontinued operations attributable to common shareholders	—	(29,329)	(4,494)	(24,295)
Net (loss) income attributable to common shareholders	(4,033)	(56,895)	1,823	(51,476)
Basic (loss) income per share, continuing operations	(0.07)	(0.48)	0.11	(0.48)
Diluted (loss) income per share, continuing operations	(0.07)	(0.48)	0.11	(0.48)
Basic (loss) income per share	(0.07)	(0.99)	0.03	(0.91)
Diluted (loss) income per share	(0.07)	(0.99)	0.03	(0.91)
Balance Sheet
Current assets	393,449	397,453	445,836	423,845
Current liabilities	73,429	66,930	145,935	124,116

	June 30, 2025(1)	March 31, 2025 (1)	December 31, 2024(1)(3)	September 30, 2024(1)(3)
Financial Results
Revenue	80,508	83,522	87,081	80,299
Net revenue (2)	74,076	76,768	79,301	72,488
Net (loss) income from continuing operations attributable to common shareholders	(10,186)	(12,128)	28,678	3,466
Net loss from discontinued operations attributable to common shareholders	(5,023)	(7,007)	(125)	(15,745)
Net (loss) income attributable to common shareholders	(15,209)	(19,135)	28,553	(12,279)
Basic (loss) income per share, continuing operations	(0.18)	(0.22)	0.52	0.06
Diluted (loss) income per share, continuing operations	(0.18)	(0.22)	0.51	0.06
Basic (loss) income per share	(0.27)	(0.35)	0.52	(0.22)
Diluted (loss) income per share	(0.27)	(0.35)	0.51	(0.22)
Balance Sheet
Current assets	465,301	478,328	488,548	416,071
Current liabilities	156,885	110,863	149,807	109,095
(1)Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.
(2)As presented in the interim condensed consolidated financial statements of loss and comprehensive loss.
(3)In connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company noted that inventory and lease obligation were misstated, impacting the condensed consolidated     interim statements filed during the 2025 fiscal year. Certain balances in the condensed consolidated interim financial statements as at and for the three months ended September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the “Historical Quarterly Results” section of the 2025 Annual MD&A.

12 | AURORA CANNABIS INC.	Q1 2027 MD&A

Risk Factors

In addition to the other information included in this MD&A, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (as defined below) set forth in this MD&A relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such forward-looking statements to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•We have a limited operating history and a history of losses in prior periods and there is no assurance that we will be able to achieve or maintain profitability.
•Our business is reliant on the good standing of our licenses.
•Our Canadian licenses are reliant on our established sites.
•We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•Changes in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•Failure to comply with anti-money laundering laws and regulations could subject us to penalties and other adverse consequences.
•We compete for market share with a number of competitors and expect additional competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•We may not be able to realize our growth targets or successfully manage our growth.
•The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•A default under any future debt that is not waived by the applicable lender(s) could materially adversely impact our results of operations and financial results and could have a material adverse effect on the trading price of our common shares.
•We may be subject to credit risk.
•We may not be able to successfully develop new products or find a market for their sale.
•As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•The cannabis business may be subject to unfavorable publicity or consumer perception.
•Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
•Our success will depend on attracting and retaining key personnel.
•Our dependence on senior management.
•Certain of our directors and officers may have conflicts of interests due to other business relationships.
•Future execution efforts may not be successful.
•We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•Our business may be affected by political and economic instability, and a period of sustained inflation across the markets in which we operate could result in higher operating costs.
•We rely on international advisors and consultants in foreign jurisdictions.
•Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (U.S.) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•We may be subject to uninsured or uninsurable risks.
•We may be subject to product liability claims.
•Our cannabis products may be subject to recalls for a variety of reasons.
•We are and may become party to litigation, mediation, and/or arbitration from time to time.
•The transportation of our products is subject to security risks and disruptions.
•Our business is subject to the risks inherent in agricultural operations.
•We have in the past, and may in the future, record significant impairments or write-downs of our assets.
•Our operations are subject to various environmental and employee health and safety regulations.
•Climate change may have an adverse effect on demand for our products or on our operations.
•We may not be able to protect our intellectual property.
•We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•We may be subject to risks related to our information technology systems, including cyber-attacks.
•We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•As a holding company, Aurora is dependent on its operating subsidiaries to pay dividends and other obligations.
•The price of our common shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our common shares and the sale of substantial amounts of our common shares could adversely affect the price of our common shares.
•It is not anticipated that any dividend will be paid to holders of our common shares for the foreseeable future.

13 | AURORA CANNABIS INC.	Q1 2027 MD&A

•Future sales or issuances of equity securities could decrease the value of our common shares, dilute investors’ voting power, and reduce our earnings per common share.
•Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares and the value of any outstanding convertible debentures/notes.
•The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant Company resources and management attention.
•Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our common shares and market value of other securities.
•We are a Canadian company and shareholder protections may differ from shareholder protections in the U.S. and elsewhere.
•We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and as such is exempt from certain provisions applicable to United States domestic issuers.
•Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•The Company’s employees, independent contractors and consultants may engage in fraudulent or other illegal activities.
•The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.
•The Canadian excise duty framework affects profitability.
•We may hedge or enter into forward sales, which involves inherent risks.
•Our costs, including those for input materials, energy and transportation, could be negatively impacted by international conflicts.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures
The Company maintains DC&P designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted by it under securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at June 30, 2026, the CEO and CFO have concluded that the Company’s DC&P were not effective as at that date as a result of the material weakness identified as at March 31, 2026.

Changes to Internal Control over Financial Reporting
In fiscal 2026 and continuing into fiscal 2027, management implemented a number of business processes and control improvements to address known control deficiencies and continue to enhance the Company’s control environment, including:
•a comprehensive review of the Company’s key corporate business processes and controls to streamline manual review process steps and rationalize controls that reflect changes in the Company’s business and operating environment;
•continuing to deploy a common Enterprise Resource Planning (“ERP”) system across the company, including deployment of the Company’s ERP in the Australia business unit and enhancements at both Corporate and EU business units;
•modifying existing controls and implementing new controls that operate effectively to address known system limitations or third party data availability regarding assurance and segregation of duties;
•continued efforts to integrate the Australia business unit into the Company’s control environment; and
•continued efforts to harmonize and automate controls around biological assets and inventory data, operations and reporting.

Aside from these initiatives, no other changes to the Company’s Internal Control over Financial Reporting (“ICFR”) occurred during the quarter that have materially affected, or are likely to materially affect, the Company’s ICFR. Management has not concluded remediation or testing over the material weakness identified as at March 31, 2026 (as described in the Annual MD&A), and so continues to report a material weakness as at June 30, 2026 until remediation testing can be concluded.

Acquisition of Safari
The Company completed its acquisition of Safari on April 14, 2026 triggering the Company’s business combination controls over the transaction including purchase price accounting. While management has extended its oversight, governance and monitoring processes that also support the Company’s ICFR framework, we continue to integrate Safari, which may result in additions or changes to the Company’s ICFR or supporting consolidation processes.

Management’s Assessment on Internal Control over Financial Reporting

COSO Framework

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

14 | AURORA CANNABIS INC.	Q1 2027 MD&A

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as of March 31, 2026, against the COSO Framework. Based on this evaluation, management concluded that a material weakness existed as of March 31, 2026, as described below, and due to this material weakness, ICFR was not effective as of March 31, 2026.

Biological Assets and Inventory Valuation

The Company did not design or maintain effective controls over significant estimates, assumptions and formulas in biological asset and inventory valuation models. Specifically, controls were not designed and consistently executed over the completeness and accuracy of data inputs used in biological asset and inventory valuation models, including the precision of controls to detect errors in the calculation of gains and losses on changes in fair value, impairments and provisions to the Company’s biological assets and inventory consolidated balances, as well as cost of sales.
Material and immaterial errors were identified as a result of this material weakness which were corrected prior to release of the annual financial statements. This material weakness creates a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company’s 2026 Annual Financial Statements and has issued an adverse opinion on the effectiveness of Internal Control over Financial Reporting.

Management has excluded the acquisition of Safari from its assessment of DC&P and ICFR as of June 30, 2026.

Remediation Plan

Following the identification of material weaknesses in the FY2026 period, management initiated a Company-wide remediation plan with the assistance of a top-tier professional services firm, which is designed to remediate known control deficiencies and address changes in risk based on business process growth. In FY2027 and continuing into FY2028, management continues to undertake the following:

•Harmonizing the IT environment through the Company’s ERP Transformation program in order to remove disparate IT applications and simplify the IT environment, resulting in fewer cases of manual data/information manipulation or compilation.
•Updating the Company’s key business processes and related controls to reflect changes in the Company’s business and operating environment, with a goal of streamlining the respective controls and reducing the reliance on or sensitivity of assumptions and estimates in key forecasts and valuation models.
•Enhancing the use of reliable, complete and accurate data in the performance of key controls, including the ongoing reduction of reliance on manual data and management review controls.
•Enhancing the tools and hands-on training available to staff and control owners to enable the timely and consistent execution of controls.

Management also acknowledges there is a base level of inherent complexity and risk of error with respect to subjective assumptions and the high level of sensitivity in the presentation of biological assets fair value, impairments and provisions, as well as cost of sales. This will continue to represent an area of complex management assumptions and estimates in the Company’s presentation of financial information as reported under International Financial Reporting Standard IAS 41, Agriculture. Notwithstanding this complexity, Management continues to implement stronger controls and enhance business processes to mitigate reporting risk and eliminate control deficiencies identified above in the Company’s material weakness.

We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•expectations for gross profit margins following changes to the federal reimbursement program made effective April 1, 2026;

15 | AURORA CANNABIS INC.	Q1 2027 MD&A

•the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•expectations regarding production capacity, costs and yields;
•statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Arrangements” in our Annual MD&A;
•future strategic opportunities;
•future growth opportunities including the expansion into additional international markets;
•expectations related to the increased legalization of medical and consumer markets, including the United States;
•wind down of the Company’s consumer business;
•competitive advantages and strengths in Canadian and international medical cannabis, medical and regulatory expertise in a federal framework and scientific expertise, including genetics and breeding;
•the Company’s breeding program, product portfolio and innovation, and the expected impact on revenue and long-term success;
•critical success factors in the cannabis industry, including profitable growth, positive cash flow, smart capital allocation and balance sheet strength;
•the acquisition of Safari Flower Company, including the associated benefits to the Company’s business;
•the Company’s strategy and path to deliver sustained profitability and positive free cash flow;
•the availability of funds under the 2025 Shelf Prospectus and ability to raise funds under the ATM Program, and
•the creation of sustainable, long-term shareholder value.

The forward-looking statements contained in this document have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner.

The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the Company’s ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated Financial Statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. The following are Non-GAAP measures contained in this MD&A:

•Adjusted gross profit before fair value adjustments (“FV adjustments”) represents cash gross profit on net revenue and is calculated by subtracting from total net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; and removing; (ii) depreciation in cost of sales; and (iii) cannabis inventory impairment. Adjusted gross margin before FV adjustments is calculated by dividing adjusted gross profit before FV adjustments by net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.

16 | AURORA CANNABIS INC.	Q1 2027 MD&A

◦Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
Management believes that these measures provide useful information to assess the profitability of our operations as it represents the cash gross profit and margin generated from operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS. This measure is derived from gross profit and gross margin, which are the most directly comparable GAAP measures.
•Adjusted EBITDA is calculated as net income (loss) from continuing operations excluding income tax expense (recovery), other income (expenses), share-based compensation, depreciation and amortization, business development costs, changes in fair value of inventory and biological assets sold, inventory impairment adjustments, changes in fair value of biological assets and costs related to our business transformation. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes adjustments that are not reflective of current operating results.
•Adjusted net income is calculated as net income (loss) from continuing operations excluding impairment charges related to property, plant and equipment, intangible assets and goodwill, business development costs, changes in fair value of inventory and biological assets sold, inventory impairment adjustments, changes in fair value of biological assets, costs related to our business transformation and valuation allowance on deferred tax assets. Management believes adjusted net income is a key financial measure to effectively evaluate our operating performance and compare results of our operations from period to period without the impact of certain non-cash and non-routine costs that we do not expect to continue at the same level in the future and items that are not core to our operations.
•Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically grow the Company’s business and is an important liquidity measure. Free cash flow is defined as net cash provided by (used in) operating activities from continuing operations, less maintenance capital expenditures. This measure is derived from, and closely aligns with the most comparable GAAP measure, net cash provided by (used in) operating activities from continuing operations.
•Adjusted SG&A is defined as SG&A, less business transformation costs. Management believes this measure provides useful information to assess the recurring costs of our operations.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

17 | AURORA CANNABIS INC.	Q1 2027 MD&A